**GERMS, INC.**

Reviewed Financial Statements for The Date of Formation March 2, 2021

Jason M. Tyra
CPA PLLC

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Germs, LLC
Las Vegas, NV

We have reviewed the accompanying financial statements of Germs, LLC (a limited liability company), which comprise the balance sheets as of March 2, 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

**Accountant's Conclusion**

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 17, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Contents

**GERMS, INC.**
**BALANCE SHEET**
**MARCH 2, 2021**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | 1,000 |
| TOTAL CURRENT ASSETS | | 1,000 |
| TOTAL ASSETS | | 1,000 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | | 249 |
| Related Party Loan | | 950 |
| TOTAL CURRENT LIABILITIES | | 1,199 |
| TOTAL LIABILITIES | | 1,199 |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock (10,000,000 shares authorized; 5,000,000 issued; $0.00001 par value) | | 50 |
| Retained Earnings (Deficit) | | (249) |
| TOTAL SHAREHOLDERS' EQUITY | | (199) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | 1,000 |

**GERMS, INC.**
**INCOME STATEMENT**
**FOR THE PERIOD OF MARCH 2, 2021 (INCEPTION) THROUGH MARCH 2, 2021**

| | |
|---|---|
| **Operating Expense** | |
| Formation Expenses | 249 |
| | 249 |
| **Net Income from Operations** | (249) |
| **Net Income** | $ (249) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

**GERMS, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD OF MARCH 2, 2021 (INCEPTION) THROUGH MARCH 2, 2021**

| | | |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ | (249) |
| Change in Accounts Payable | | 249 |
| **Net Cash Flows From Operating Activities** | | - |
| **Cash Flows From Financing Activities** | | |
| Draws on Related Party Loan | | 1,000 |
| **Net Cash Flows From Financing Activities** | | 1,000 |
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | | 1,000 |
| **Cash at End of Period** | $ | 1,000 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

**GERMS, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE PERIOD OF MARCH 2, 2021 (INCEPTION) THROUGH MARCH 2, 2021**

| | Common Stock Number | Common Stock Amount | Additional Paid in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance at Inception | | $ - | $ - | $ - | $ - |
| Issuance of Stock | 5,000,000 | 50 | - | | 50 |
| Net Income | | | | | (249) |
| Balance at March 2, 2021 | | $ - | $ - | $ - | $ (199) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Germs, Inc. ("the Company") is a corporation organized under the laws of the State of Nevada and domiciled in California. The Company plans to operate as a wholesaler of hygiene products like masks, soaps and sanitizer solutions.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no products for commercialization and there can be no assurance that the Company's ability to acquire items for resale will be successfully. Obtaining and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be

realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company has not completed its first full year of operations, but may sustain a net operating loss. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Nevada and California.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount

equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- DEBT

In 2021, the company issued a related party note in exchange for cash for the purpose of funding continuing operations ("the Related Party Note"). The note does not accrue interest and is payable at a future date to be determined by management.

NOTE D- EQUITY

The Company has authorized two classes of equity.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders do not have voting rights, but have liquidation preference over common shareholders. As of March 2, 2021, the Company had not issued any Preferred Stock

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 17, 2021, the date that the financial statements were available to be issued.